Lee D. Neumann

Member of the New York and Paris bars

BY EDGAR AND INTERNATIONAL COURIER

November 29, 2017

Ms. Heather Clark, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 31, 2017
File No. 000-55534

Dear Ms. Clark,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I am submitting to you below the Company’s responses to the comments of the SEC Staff contained in your letter dated November 14, 2017, with respect to the above-referenced filing.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2016 via EDGAR (the “Amendment No. 1”).

For your convenience, the text of each comment is set forth below, followed by the Company’s response. I am enclosing a copy of Amendment No. 1 marked to show the changes from the initial filing.

Item 9A. Controls and Procedures, page 39

1.       We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to a material weakness related to the lack of accounting personnel to adequately segregate duties. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.

Tel : +33.1.30.71.69.74	Mobile : +33.6.20.26.38.76	Fax : +33.9.72.33.78.40
E-mail : lee.neumann@uslaw.fr		11 bis rue Volney, 75002 Paris, France

In response to the Staff’s comment, we have revised the disclosure in Item 9A to state that the Company advises that because of the material weakness in its internal control over financial reporting, its disclosure controls and procedures were also ineffective as of the end of the period covered.

2.        We note that management has conducted an evaluation of the effectiveness of ICFR as of December 31, 2016 based on the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K. Additionally, please revise your conclusion on effectiveness of ICFR to definitely state that it was not effective versus that it “may not have been consistently effective.”

In response to the Staff’s request, we note that the management’s evaluation of ICFR as of December 16, 2016, was based on the 1992 COSO framework. As requested by the Staff, we will revise our future filings to provide such disclosure.

We also understand from the comment letter that the Staff wishes us to revise the conclusion on effectiveness of ICFR to state that it was “not effective” rather than “may not have been consistently effective”. In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to state such conclusion.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at +33-6-2026-3876, or lee.neumann@uslaw.fr ..

Sincerely,

/s/ Lee D. Neumann
Lee D. Neumann

Cc:	Johan Aksel Bergendorff, CFO
Tempus Applied Solutions Holdings, Inc.